UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Lakeshore Acquisition II Corp.

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G5352N105 (CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5352N105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) REDONE INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 2,046,500(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,046,500(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,500 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒(2)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.39%(3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Redone Investment Limited is the record holder of the ordinary shares reported herein. Deyin Chen is the managing member of Redone Investment Limited. Accordingly, Deyin Chen may be deemed to have or share beneficial ownership of the ordinary shares held directly by Redone Investment Limited.
(2)

Excludes 175,750 ordinary shares of the Issuer which may be issued upon the exercise of warrants held by Redone Investment Limited that are not presently exercisable. Also excludes 35,150 ordinary shares of the Issuer which will be issued upon conversion of rights at consummation of the Issuer’s initial business combination.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 9,141,500 ordinary shares of the Issuer outstanding as of November 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. G5352N105

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deyin Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,046,500(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,046,500(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,500 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒(2)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.39%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Redone Investment Limited is the record holder of the ordinary shares reported herein. Deyin Chen is the managing member of Redone Investment Limited. Accordingly, Deyin Chen may be deemed to have or share beneficial ownership of the ordinary shares held directly by Redone Investment Limited.
(2)

Excludes 175,750 ordinary shares of the Issuer which may be issued upon the exercise of warrants held by Redone Investment Limited that are not presently exercisable. Also excludes 35,150 ordinary shares of the Issuer which will be issued upon conversion of rights at consummation of the Issuer’s initial business combination.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 9,141,500 ordinary shares of the Issuer outstanding as of November 15, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 15, 2022.

CUSIP No. G5352N105

Item 1.

(a)	Name of Issuer Lakeshore Acquisition II Corp., a Cayman Islands exempted company

(b)	Address of Issuer’s Principal Executive Offices 667 Madison Avenue, New York, NY, 10065

Item 2.

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a)	Name of Person Filing: (i) Redone Investment Limited (ii) Deyin Chen

Redone Investment Limited is the record holder of the ordinary shares reported herein. Deyin Chen is the managing member of Redone Investment Limited. Accordingly, Deyin Chen may be deemed to have or share beneficial ownership of the ordinary shares held directly by Redone Investment Limited.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)	Address of the Principal Office or, if none, residence c/o Lakeshore Acquisition II Corp. 667 Madison Avenue, New York, NY, 10065

(c)	Citizenship (i) Redone Investment Limited – British Virgin Islands (ii) Deyin Chen – Canada

(d)	Title of Class of Securities Ordinary Shares, par value $0.0001

(e)	CUSIP Number G5352N105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. G5352N105

Item 4. Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. G5352N105

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 15, 2023.

CUSIP No. G5352N105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

REDONE INVESTMENT LIMITED

By:	/s/ Deyin Chen
Deyin Chen, Managing Member

DEYIN CHEN

By:	/s/ Deyin Chen
Deyin Chen